Exhibit 4(y)
Home Office: Cincinnati, Ohio
Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423
LOAN ENDORSEMENT
The group annuity contract is changed as set out below to permit loans:
Loan Amount and Conditions
So long as he or she has not commenced distribution under a payment option (or any other systematic payment program), we may allow the participant to borrow an amount (the “new loan”) not to exceed the contract value loan limit or the tax law loan limit, whichever is less.
An application for a loan must be made on our form. We may delay granting the loan for up to six (6) months after we receive the request for it. We may also limit the frequency at which loans may be made to a participant and the minimum amount of a loan. We may deny the participant’s request for a new loan if he or she has had any loan treated as a deemed distribution under Section 72(p) of the Internal Revenue Code, and that loan has not been repaid in full.
Contract Value Loan Limit
The net amount otherwise payable to the participant upon a full surrender of his or her interest in this annuity contract must be at least one hundred ten percent (110%) of, and at least $500 more than, the sum of the new loan and the current balance of all other loans of the participant, if any, under this annuity contract.
Tax Law Loan Limit
Pursuant to Section 72(p) of the Internal Revenue Code:
1)	the sum of the new loan plus the highest balance of all other loans of the participant, if any, under this annuity contract and all other related retirement plans at any time during the one (1) year period ending on the date of the new loan, cannot exceed $50,000; and

2)	the sum of the new loan plus the current balance of all other loans of the participant, if any, under this annuity contract and all other related retirement plans cannot exceed the greater of (i) $10,000, or (ii) one-half of the sum of his or her vested benefits under this annuity contact and all other related retirement plans.
For this purpose, a related retirement plan is a Section 403(b) tax sheltered annuity, a Section 401 pension, profit-sharing or 401(k) plan, a Section 403(a) annuity plan, or a governmental plan, to which the same employer has contributed. We may require the participant to provide information on such other plans and loans.

Loan Term and Repayment
The principal and interest of each loan must be repaid to us within five (5) years of the date such loan is made. This five (5) year limit will not apply to a loan of the participant used to acquire a dwelling unit that is to be used as his or her principal residence. For a loan used to acquire his or her principal residence, the principal and interest must be repaid to us within thirty (30) years of the date such loan is made. Pursuant to Section 72(p) of the Internal Revenue Code, regular substantially equal periodic payments must be made at least quarterly over the term of a loan until fully paid. We may limit the minimum amount of the loan payments to be made to us.
Lien — Loan Offset
A loan of a participant under this annuity contract is a first lien on his or her interest in this annuity contract. The participant’s interest in this annuity contract will be the sole security for the loan. The participant cannot surrender his or her interest in this annuity contract or annuitize it (or begin payments under any other systematic payment program) unless all loans under it are paid in full. The participant cannot take a partial withdrawal from his or her interest in this annuity contract if the current balance of all his or her loans under this annuity contract would then exceed the contract value loan limit.
We may require the participant to hold the amount needed to secure all loans in his or her Fixed Accumulation Account. The participant cannot make a withdrawal or transfer from his or her Fixed Accumulation Account that would reduce it below such amount. The participant may transfer amounts needed to secure loans from his or her Subaccounts and Fixed Account guarantee options to his or her Fixed Accumulation Account. If the participant does not do so, then we may make such transfers on a pro rata basis.
We may pay off the loan (by treating an amount equal to the balance of the loan as surrendered, and applying it to pay off the loan) if there is a default in repayment. Such a surrender to pay off the loan will be taken from the participant’s Fixed Accumulation Account to the extent possible, and then from the balance of his or her interest in the contract on a pro rata basis. Such a surrender to pay off the loan will not occur at a time when the other provisions of this annuity contract prohibit a distribution to the participant. As required by federal tax law, we will continue to charge interest on a defaulted loan until it is paid off in full even if the loan has been treated as a deemed distribution.
If the participant’s spouse becomes the Successor Owner of the participant’s interest in this annuity contract, the spouse may continue a loan that is not in default. In all other cases, the death benefit will be reduced to pay off any loan that is outstanding at the time of the participant’s death.
Interest
The interest rate on a loan will not be more than eight percent (8%) per year, unless otherwise provided under any other provision of this annuity contract covering employee benefit plans. Any unpaid interest will be added to the loan; in effect, then, it will be compounded and will be part of the loan.

This is part of the group annuity contract. It is not a separate contract. It changes the annuity contract only as and to the extent stated. In all cases of conflict with the other terms of the annuity contract, the provisions of this Endorsement shall control.
Signed for us at our office as of the date of issue.

MARK F. MUETHING	CHARLES R. SCHEPER
SECRETARY	PRESIDENT